UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)

Madison Covered Call & Equity Strategy Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

557437100
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 557437100

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,056,688
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 2,056,688
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.67%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 557437100

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,950
	8	SHARED VOTING POWER 42,685
	9	SOLE DISPOSITIVE POWER 76,950
	10	SHARED DISPOSITIVE POWER 42,685
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 557437100

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration..

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 2,056,688 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents approximately 10.67% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts. These Shares have been purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 2,056,688 Shares beneficially owned by Karpus is approximately $15,609,920, excluding brokerage commissions. These Shares have been purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 119,635 Shares held by Mr. Karpus and the Karpus Entities is approximately $865,661, excluding brokerage commissions. These Shares have been purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

CUSIP NO. 557437100

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 19,268,423 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2017 as reported in the Issuer’s Certified Shareholder Report, Annual, of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on March 6, 2018.

A ..	Karpus Investment Management

(a)	As of the close of business on July 9, 2018, Karpus beneficially owned 2,056,688 Shares held in the Accounts.

Percentage: 10.67%

(b)	1. Sole power to vote or direct vote: 2,056,688
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 2,056,688
4. Shared power to dispose or direct the disposition: -

(c)	The transactions in the Shares by Karpus since the filing of its last Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B ..	George W. Karpus

(a)
As of the close of business on July 9, 2018, George W. Karpus beneficially owned 76,950 Shares. In addition, George W. Karpus may be deemed to beneficially own the 42,685 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 76,950
2. Shared power to vote or direct vote: 42,685
3. Sole power to dispose or direct the disposition: 76,950
4. Shared power to dispose or direct the disposition: 42,685

(c)	Mr. Karpus nor the Karpus Entities had any transactions since the last filing of its Schedule 13D.

The Reporting Persons, as members of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 557437100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 2018

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
George W. Karpus

CUSIP NO. 557437100

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	1,900 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 557437100

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(4,009)	$7.36	5/7/2018
Sale of Common Stock	(76,906)	$7.33	5/8/2018
Sale of Common Stock	(300)	$7.43	5/10/2018
Sale of Common Stock	(5,434)	$7.49	5/11/2018
Sale of Common Stock	(2,340)	$7.49	5/14/2018
Sale of Common Stock	(29,407)	$7.47	5/15/2018
Sale of Common Stock	(1,910)	$7.50	5/18/2018
Sale of Common Stock	(6,995)	$7.52	5/21/2018
Sale of Common Stock	(4,350)	$7.54	5/22/2018
Sale of Common Stock	(3,550)	$7.52	5/23/2018
Sale of Common Stock	(5,750)	$7.52	5/24/2018
Purchase of Common Stock	201,386	$7.51	7/2/2018
Purchase of Common Stock	20,888	$7.52	7/3/2018
Purchase of Common Stock	38,762	$7.50	7/5/2018
Purchase of Common Stock	24,199	$7.50	7/6/2018